UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

HCW BIOLOGICS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40423R 105

(CUSIP Number)

Hing C Wong, Ph.D.

HCW Biologics Inc.

2929 N. Commerce Parkway

Miramar, FL 33025

(954) 842-2024

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 550424 105

1.	Name of Reporting Person Hing C. Wong, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,127,999
	8.	Shared Voting Power 4,127,619(1)
	9.	Sole Dispositive Power 11,127,999
	10.	Shared Dispositive Power 4,127,619(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,255,618(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 42.7%(3)
14.	Type of Reporting Person IN

(1)	Represents shares of Common Stock held in the joint names of Hing C. Wong, Ph.D., and his spouse, Ms. Bee Yau Huang.
(2)	Includes 4,127,619 shares of Common Stock held in the joint names of Hing C. Wong, Ph.D., and his spouse, Ms. Bee Yau Huang.
(3)	Percentage calculated based on 35,724,020 shares of common stock, par value $0.0001 per share, outstanding as of July 22, 2021, the closing date of the Company’s initial public offering.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to common stock, $0.0001 par value per share (“Common Stock”), of HCW Biologics Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2929 N. Commerce Parkway, Miramar, Florida 33025.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Hing C. Wong, Ph.D (the “Reporting Person”).

(b) The Reporting Person’s business address is 2929 N. Commerce Parkway, Miramar, Florida 33025.

(c) The Reporting Person is the Chief Executive Officer and a director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds

The Reporting Person (and his spouse, where shares were jointly purchased) used personal funds to acquire, in the amounts shown in the table below, the securities of the Company. Immediately prior to the completion of the Company’s initial public offering (the “IPO”), the preferred stock automatically converted into an equivalent number of shares of Common Stock.

Securities	Number of Shares #	Amount Paid $
Common Stock	4,285,714	$3,800
Series A Preferred Stock	6,316,691	$5,600,000
Series B Preferred Stock	2,954,285	$3,102,000
Series C Preferred Stock	1,071,428	$2,200,000
IPO Purchase	627,500	$5,020,000
Total	15,255,618	$15,925,800

Item 4. Purpose of the Transaction

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Chief Executive Officer and on the Board of Directors of the Company. As such, he participates in the planning and decisions of the Board of Directors and management of the Company. Accordingly, the Reporting Person may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.

The Reporting Person presently intends to buy shares of Common Stock in the near future.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) — (b) The Reporting Person has beneficial ownership of 15,255,618 shares of Common Stock. The percentage of beneficial ownership is approximately 42.7% of the outstanding shares of Common Stock. The percentage of the Common Stock is based on 35,724,020 shares of Common Stock as of July 22, 2021, the closing date of the IPO.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of Common Stock that the Reporting Person beneficially owned as of July 22, 2021, except for 4,127,619 shares of Common Stock which he shares the power to dispose or direct the disposition of with his spouse, Ms. Bee Yau Huang.

(c) Except as described in Item 3 (i.e., the IPO Purchase), the Reporting Person has not effected any transactions in Common Stock in the past 60 days.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has entered into an agreement with the Company and the underwriters of the IPO pursuant to which he has agreed not to sell, transfer, pledge or otherwise dispose of any of the shares of Common Stock for a period of 180 days after the date of the IPO.

Item 7. Material to be Filed as Exhibits.

No exhibits to be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021

By:	/s/ Hing C. Wong
Hing C. Wong

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